UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2009

Commission File Number: 000-51469

BAIDU, INC.
12/F, Ideal International Plaza
No. 58 West-North 4th Ring
Beijing 100080, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.
By	:	/s/ Robin Yanhong Li
Name:	:	Robin Yanhong Li
Title:	:	Chief Executive Officer

Date: July 24, 2009

2

Exhibit Index
Exhibit 99.1—Press Release

3

Exhibit 99.1
Baidu Announces Second Quarter 2009 Results
BEIJING, China, July 24, 2009 — Baidu, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the second quarter ended June 30, 20091.
Second Quarter 2009 Highlights
•	Total revenues in the second quarter of 2009 were RMB1,097.5 million ($160.7 million), a 36.7% increase from the corresponding period in 2008.

•	Operating profit in the second quarter of 2009 was RMB422.8 million ($61.9 million), a 53.0% increase from the corresponding period in 2008.

•	Net income in the second quarter of 2009 was RMB383.3 million ($56.1 million), a 44.6% increase from the corresponding period in 2008. Diluted earnings per share (“EPS”) for the second quarter of 2009 was RMB11.02 ($1.61); diluted EPS excluding share-based compensation expenses (non-GAAP) for the second quarter of 2009 was RMB11.68 ($1.71). Costs and expenses related to Baidu’s Japan operations for the second quarter of 2009 were RMB39.6 million ($5.8 million), which reduced diluted EPS by RMB1.14 ($0.17).
“Our focus on execution drove another strong quarter for Baidu,” said Robin Li, Baidu’s chairman and CEO. “Our ongoing initiatives to improve user and customer experience further solidified Baidu’s leading market position as both large companies and SMEs are increasingly drawn to the superior ROI offered by Baidu’s P4P platform.”
Mr. Li noted that the recently introduced Baidu Online Marketing Professional Edition, branded as “Phoenix Nest,” while still in its early stages, is already seeing encouraging customer acceptance.
Jennifer Li, Baidu’s chief financial officer, commented, “The inherent scalability of Baidu’s business model should allow us to produce strong margins as revenues continue to grow rapidly. At the same time, we will continue to invest in initiatives that best position Baidu for continued long-term growth. ”
Second Quarter 2009 Results
Baidu reported total revenues of RMB1,097.5 million ($160.7 million) for the second quarter of 2009, representing a 36.7% increase from the corresponding period in 2008.

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8302 to US$1.00, the effective noon buying rate as of June 30, 2009 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Online marketing revenues for the second quarter of 2009 were RMB1,096.6 million ($160.6 million), representing a 36.7% increase from the corresponding period in 2008. Baidu had about 203,000 active online marketing customers in the second quarter of 2009, representing a 12.2% increase from the corresponding period in 2008 and a 9.7% increase from the previous quarter. Revenue per online marketing customer for the second quarter was approximately RMB5,400 ($791), a 22.7% increase from both the corresponding period in 2008 and the previous quarter.
Traffic acquisition cost (TAC) as a component of cost of revenues was RMB175.4 million ($25.7 million), representing 16.0% of total revenues, as compared to 12.7% in the corresponding period in 2008 and 15.3% in the first quarter of 2009. The increase in TAC as a percentage of total revenues reflects the continued fast growth of the Baidu Union business.
Bandwidth costs as a component of cost of revenues were RMB50.1 million ($7.3 million), representing 4.6% of total revenues, compared to 5.4% in the corresponding period in 2008. Depreciation costs as a component of cost of revenues were RMB60.1 million ($8.8 million), representing 5.5% of total revenues, compared to 7.2% in the corresponding period in 2008. The decreases in bandwidth and depreciation costs as percentages of total revenues reflect efficiency improvements as well as increased scalability of investment in capital expenditure.
Selling, general and administrative expenses were RMB180.2 million ($26.4 million), representing an increase of 3.4% from the corresponding period in 2008.
Research and development expenses were RMB95.9 million ($14.0 million), a 34.9% increase from the corresponding period in 2008. The increase was primarily due to the increased number of research and development personnel.
Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB22.9 million ($3.4 million) in the second quarter of 2009, compared to RMB 23.5 million ($3.4 million) in the previous quarter and RMB29.3 million ($4.3 million) in the corresponding period in 2008.
Operating profit was RMB422.8 million ($61.9 million), representing a 53.0% increase from the corresponding period in 2008. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB445.7 million ($65.3 million), a 45.8% increase from the corresponding period in 2008.
Income tax expense was RMB51.1 million ($7.5 million), compared to an income tax expense of RMB28.6 million in the corresponding period in 2008. The effective tax rate for the second quarter of 2009 was 11.8% as compared to 12.9% in the previous quarter and 9.7% for the corresponding period in 2008.
Net income was RMB383.3 million ($56.1 million), representing a 44.6% increase from the corresponding period in 2008. Basic and diluted EPS for the second quarter of 2009 amounted to RMB11.09 ($1.62) and RMB11.02 ($1.61), respectively.
Net income excluding share-based compensation expenses (non-GAAP) was RMB406.1 million ($59.5 million), a 38.0% increase from the corresponding period in 2008. Basic and diluted EPS excluding share based compensation expense (non-GAAP) for the second quarter of 2009 amounted to RMB11.75 ($1.72) and RMB11.68 ($1.71), respectively.
As of June 30, 2009, the Company had cash, cash equivalents and short-term investments of RMB3.4 billion ($491.1 million). Net operating cash inflow and capital expenditures for the second quarter of 2009 were RMB519.1 million ($76.0 million) and RMB81.7 million ($12.0 million), respectively.
Adjusted EBITDA (non-GAAP), defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB520.9 million ($76.3 million) for the second quarter of 2009, representing a 38.2% increase from the corresponding period in 2008.
Outlook for Third Quarter 2009
Baidu currently expects to generate total revenues in an amount ranging from RMB1,260 million ($184 million) to RMB 1,290 million ($189 million) for the third quarter of 2009, representing a 15% to 18% sequential increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.
Conference Call Information
Baidu’s management will hold an earnings conference call at 8 PM on July 23, 2009 U.S. Eastern Daylight Time (8 AM on July 24, 2009 Beijing/Hong Kong time).
Dial-in details for the conference call are as follows:

US:	+1.617.597.5310
UK:	+44.207.365.8426
Hong Kong:	+852.3002.1672
Passcode for all regions: 99930542
A replay of the conference call may be accessed by phone at the following number until July 31, 2009:
International: +1.617.801.6888
Passcode: 60289094

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.
About Baidu
Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, currently trade on the NASDAQ Global Select Market under the symbol “BIDU”.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the third quarter 2009 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of July 24, 2009, and Baidu undertakes no duty to update such information, except as required under applicable law.
About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted EPS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.
Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses, that may not be indicative of its operating We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. A limitation of using non-GAAP Adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
For investor inquiries, please contact:
Victor Tseng
Baidu, Inc.
Tel: 86-10-8260-7558
ir@baidu.com
For investor and media inquiries please contact:
China
Cynthia He
Brunswick Group (Beijing)

Tel: 86-10-6566-2256
che@brunswickgroup.com
U.S.
Ms. Kate Tellier
Brunswick Group LLC
Tel: 1-212-333-3810
ktellier@brunswickgroup.com

Baidu, Inc.
Condensed Consolidated Balance Sheets

	June 30,	December 31	June 30,
(in RMB thousands)	2009	2008	2008
	Unaudited	Audited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	2,918,670	2,362,171	1,791,003
Short-term investments	435,624	301,244	131,823
Accounts receivable, net	134,405	92,777	82,336
Prepaid expenses and other current assets	83,031	80,007	79,973
Receivables from a shareholder	—	10,697	—
Deferred tax assets, net	11,168	5,580	2,587

Total current assets	3,582,898	2,852,476	2,087,722

Non-current assets:
Fixed assets, net	801,359	789,714	760,483
Land use right, net	93,544	94,520	95,496
Intangible assets, net	26,535	31,263	36,370
Goodwill	54,082	51,082	51,083
Investments, net	12,295	12,281	25,831
Deferred tax assets, net	27,679	26,537	24,537
Other non-current assets	71,237	80,118	75,666

Total non-current assets	1,086,731	1,085,515	1,069,466

TOTAL ASSETS	4,669,629	3,937,991	3,157,188

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	485,161	423,029	372,050
Customers’ deposits	406,044	422,526	309,887
Deferred revenue	9,167	3,441	18,883
Deferred income	—	332	1,054

Total current liabilities	900,372	849,328	701,874

Total liabilities	900,372	849,328	701,874

Shareholders’ equity
Class A Ordinary Shares, Par value US$0.00005 per share, 825,000,000 shares authorized, and 25,641,847 shares and 25,740,030 shares issued and outstanding as at December 31, 2008 and June 30, 2009	11	11	11
Class B Ordinary Shares, Par value US$0.00005 per share, 35,400,000 shares authorized, and 8,873,986 shares and 8,873,986 shares issued and outstanding as at December 31, 2008 and June 30, 2009	4	4	4
Additional paid-in capital	1,364,543	1,218,356	1,233,773
Accumulated other comprehensive loss	(115,104)	(109,552)	(121,793)
Retained earnings	2,519,803	1,979,844	1,343,319

Total shareholders’ equity	3,769,257	3,088,663	2,455,314

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,669,629	3,937,991	3,157,188

Baidu, Inc.
Condensed Consolidated Statements of Income

	For the Three Months Ended
	June 30,	June 30,	March 31,
(in RMB thousands except for share, per share information)	2009	2008	2009

	Unaudited	Unaudited	Unaudited

Revenues:
Online marketing services	1,096,624	802,183	810,193
Other services	845	428	518

Total revenues	1,097,469	802,611	810,711

Operating costs and expenses:
Cost of revenues (note 1, 2)	(398,591)	(280,980)	(322,235)
Selling, general and administrative (note 2)	(180,204)	(174,213)	(204,300)
Research and development (note 2)	(95,853)	(71,078)	(85,670)

Total operating costs and expenses	(674,648)	(526,271)	(612,205)

Operating profit	422,821	276,340	198,506

Other income:
Interest income	7,588	10,378	9,123
Exchange loss, net	(1)	(204)	—
Other income, net	3,913	7,032	385

Total other income	11,500	17,206	9,508

Income before income taxes	434,321	293,546	208,014

Income taxes	(51,061)	(28,561)	(26,897)

Net income	383,260	264,985	181,117

Earnings per share for Class A and Class B ordinary shares:
Basic	11.09	7.74	5.25
Diluted	11.02	7.62	5.22

Weighted average aggregate number of Class A and Class B ordinary shares outstanding:
Basic	34,571,453	34,217,081	34,525,338
Diluted	34,785,181	34,786,342	34,727,972

(1) Cost of revenues are detailed as follows:
Business tax and surcharges	(67,877)	(49,511)	(48,868)
Traffic acquisition costs	(175,445)	(101,693)	(124,119)
Bandwidth costs	(50,050)	(43,012)	(48,280)
Depreciation costs	(60,106)	(57,790)	(59,616)
Operational costs	(43,472)	(27,795)	(39,719)
Share-based compensation expenses	(1,641)	(1,179)	(1,633)

Total cost of revenues	(398,591)	(280,980)	(322,235)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(1,641)	(1,179)	(1,633)
Selling, general and administrative	(10,912)	(16,484)	(11,156)
Research and development	(10,332)	(11,618)	(10,665)

Total share-based compensation expenses	(22,885)	(29,281)	(23,454)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended June 30, 2008			Three months ended March 31, 2009			Three months ended June 30, 2009
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results

Operating profit	276,340	29,281	305,621	198,506	23,454	221,960	422,821	22,885	445,706

	Three months ended June 30, 2008			Three months ended March 31, 2009			Three months ended June 30, 2009
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results

Net income	264,985	29,281	294,266	181,117	23,454	204,571	383,260	22,885	406,145

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended	As a % of	Three months ended	As a % of	Three months ended	As a % of
	June 30, 2008	total revenues	March 31, 2009	total revenues	June 30, 2009	total revenues
Net cash provided by operating activities	403,378	50%	247,438	31%	519,052	47%

Changes in assets and liabilities, net of effects of acquisitions	(37,893)	-5%	31,799	4%	(37,741)	-3%
Income taxes expenses	28,561	4%	26,897	3%	51,061	5%
Interest income and other, net	(17,206)	-2%	(9,508)	-1%	(11,500)	-1%

Adjusted EBITDA	376,840	47%	296,626	37%	520,872	48%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.